November 1, 2011
By Edgar and Overnight Delivery
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

	Re:	Omni Bio Pharmaceutical, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 000-52530
Ladies and Gentlemen:
Omni Bio Pharmaceutical, Inc. (the “Company”) submits this response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 18, 2011 to Mr. Robert C. Ogden, Chief Financial Officer of the Company, regarding the Form 10-K for the fiscal year ended March 31, 2011, as referenced above.
As discussed with James Peklenk of the Staff on October 31, 2011, the Company requests an extension for its response until November 16, 2011.
* * * *
Very truly yours,

/s/ Robert C. Ogden
Robert C. Ogden
Chief Financial Officer